Exhibit 99.59

EXECUTION VERSION

UNDERWRITING AGREEMENT

July 31, 2014

Amaya Gaming Group Inc.

7600 TransCanada Highway

Pointe-Claire, QC H9R 1C8

Attention: David Baazov, President and Chief Executive Officer

Dear Sirs:

Canaccord Genuity Corp. (“Canaccord Genuity”) understands that Amaya Gaming Group Inc. (the “Corporation”) proposes to issue and sell to Canaccord Genuity, on a bought deal private placement basis, Preferred Shares (as defined herein) at a price of CAD$1,000 per Preferred Share (the “Offering Price”) for aggregate gross proceeds of USD$179,166,897.06 (the “Offering”). The number of Preferred Shares to be issued by the Corporation under the Offering is 194,414 Preferred Shares (the “Offered Preferred Shares”), which has been determined by dividing CAD$194,413,753.62 (the Canadian dollar equivalent of USD$179,166,670 with the applicable exchange rate being the Bank of Canada’s U.S. dollar/Canadian dollar noon spot rate in effect on July 29, 2014, being $1 USD = $1.0851 CAD) by the Offering Price.

Upon and subject to the terms and conditions set forth herein, Canaccord Genuity hereby offers to purchase from the Corporation, and by the Corporation’s acceptance hereof, the Corporation agrees to sell to Canaccord Genuity, at the Closing Time (as defined herein) all of the Offered Preferred Shares to be issued and sold pursuant to the Offering in the Selling Jurisdictions, all in the manner contemplated by this Agreement. In the United States, Canaccord Genuity may only offer for sale the Offered Preferred Shares through the U.S. Affiliate (as defined herein) to Qualified Institutional Buyers (as defined in Schedule A) in transactions designed to be exempt from the registration requirements of the U.S. Securities Act (as defined herein) pursuant to Rule 506 of Regulation D of the U.S. Securities Act, and in accordance with Schedule A attached hereto, which is incorporated by reference herein and forms a part of this Agreement. Canaccord Genuity and the Corporation agree that all offers of the Offered Preferred Shares in the United States shall be made in compliance with Schedule A. Canaccord Genuity’s obligations to purchase the Offered Preferred Shares pursuant to this Agreement shall be reduced by the number of Offered Preferred Shares (if any) sold to substituted purchasers in the Selling Jurisdictions where the Offered Preferred Shares may be lawfully sold. Any reference in this Agreement to the “Purchasers” shall be taken to be a reference to Canaccord Genuity, as the initial committed purchaser, and to substituted purchasers, if any.

In consideration of the services to be rendered by Canaccord Genuity in connection with the Offering, the Corporation shall pay to Canaccord Genuity at the Closing Time (as defined herein), the Commission (as defined herein) in accordance with Section 12 of this Agreement. The obligation of the Corporation to pay the Commission shall arise at the Closing Time and the Commission shall be fully earned by Canaccord Genuity upon completion of the Offering.

Canaccord Genuity understands that the Corporation plans to use the proceeds from the Offering to partially fund the Proposed Acquisition (as defined herein). The Proposed Acquisition is expected to close on or about August 1, 2014 or such other date as determined by the Corporation upon reasonable notice to Canaccord Genuity (the “Acquisition Closing Date”). Canaccord Genuity also understands that the Corporation (i) has accepted a commitment letter from GSO Capital Partners LP (“GSO”) (on behalf of funds or accounts managed or advised by GSO) for the sale of USD$600,000,000 of Preferred Shares (the “GSO Commitment”); (ii) has accepted a commitment letter from BlackRock Financial Management, Inc. (“BlackRock”) for the sale of USD$270,834,024.51 of Preferred Shares (the “BlackRock Commitment”); (iii) (A) has issued CAD$640,000,000 of subscription receipts automatically convertible into Common Shares on a one-for-one basis upon closing of the Proposed Acquisition and (B) has accepted a commitment letter from GSO for the sale of USD$55,000,000 of Common Shares (collectively, the “Common Equity Capital Raise”); (iv) intends to cause its wholly owned subsidiary Amaya Holdings B.V. to obtain senior secured credit facilities in an aggregate amount of approximately USD$2,900,000,000 and comprised of a first lien term loan facility and a revolving credit facility to partially pay the consideration and other amounts owing in connection with the Proposed Acquisition, to repay third party debt for borrowed money of the Target (as defined herein) and its subsidiaries and to pay all or a portion of the transaction costs related to the Proposed Acquisition; (v) and, intends to issue to GSO and BlackRock as a commitment fee up to 12,750,000 common share purchase warrants in the aggregate (the “Commitment Warrants”), with each such Commitment Warrant entitling its holder to acquire one Common Share at a price of CAD$0.01 per share for a period of 10 years after their issuance.

1.	DEFINITIONS AND SCHEDULES

In this Agreement, in addition to the terms defined above, the following terms shall have the following meanings:

1.1.1	“Act” means the Securities Act (Québec);

1.1.2	“Acquisition Agreement” means the deed and scheme of merger relating to the Proposed Acquisition dated June 12, 2014 among the Corporation, Amaya Holdings B.V., Titan (IOM) Mergerco Limited, the Target and each of the warranting sellers listed thereon and the sellers’ representative;

1.1.3	“Acquisition Agreement Material Adverse Effect” means a “Material Adverse Effect” as defined in the Acquisition Agreement.

1.1.4	“Acquisition Closing Date” shall have the meaning ascribed to such term in the preamble of this Agreement;

1.1.5	“Acquisition Pro Forma Financial Statements” means the unaudited pro forma consolidated financial statements of the Corporation assuming completing of the Proposed Acquisition as at and for the year ended December 31, 2013, included in the Circular;

1.1.6	“Agreement” means this agreement resulting from the acceptance by the Corporation of the offer made by Canaccord Genuity hereby;

1.1.7	“Applicable Securities Laws” means, collectively, the applicable Canadian Securities Laws of each of the Selling Jurisdictions in Canada and the securities legislation of and published policies issued by each other relevant securities regulatory authority in a Selling Jurisdiction outside of Canada;

1.1.8	“Best of the Corporation’s Knowledge” means to the best of the knowledge of David Baazov, Daniel Sebag and Marlon D. Goldstein, senior officers of the Corporation, after due inquiry;

1.1.9	“BlackRock” shall have the meaning ascribed to such term in the preamble of this Agreement;

1.1.10	“BlackRock Commitment” shall have the meaning ascribed to such term in the preamble of this Agreement;

1.1.11	“Business Day” means a day which is not a Saturday, Sunday or statutory or civic holiday in the City of Montreal, Québec or the City of Toronto, Ontario;

1.1.12	“Cadillac Jack Credit Agreements” means the (i) USD$180,000,000 credit agreement, as increased to USD$240,000,000 by the first amendment to the credit agreement among Cadillac Jack, Inc., the several lenders from time to time parties thereto and Wilmington Trust, National Association, as administrative agent and collateral agent; and (ii) USD$100,000,000 credit agreement among Cadillac Jack, Inc., the several lenders from time to time parties thereto, Wilmington Trust, National Association, as administrative agent and collateral agent and GSO, as sole arranger;

1.1.13	“Canadian Securities Laws” means all applicable securities laws in each of the provinces and territories of Canada and the respective rules and regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in such provinces and the rules of the TSX;

1.1.14	“Canaccord Genuity” means Canaccord Genuity Corp.;

1.1.15	“Circular” means the Corporation’s management information circular dated June 30, 2014 and prepared in connection with the Meeting, together with any amendments thereto or supplements thereof;

1.1.16	“Claim” or “Claims” shall have the meaning ascribed to such term in Section 10 of this Agreement;

1.1.17	“Closing” means the completion of the issue and sale by the Corporation, and the purchase by Canaccord Genuity and/or Purchasers, if any, of the Offered Preferred Shares as contemplated by this Agreement;

1.1.18	“Closing Date” means the Acquisition Closing Date or such other date(s) as Canaccord Genuity and the Corporation may agree;

1.1.19	“Closing Time” means 8:00 a.m. (Montréal time) on the Closing Date or such other time on the Closing Date as the Corporation and Canaccord Genuity may agree;

1.1.20	“Commission” shall have the meaning ascribed to such term in Section 12 of this Agreement;

1.1.21	“Commitment Warrants” shall have the meaning ascribed to such term in the preamble of this Agreement;

1.1.22	“Common Equity Capital Raise” shall have the meaning ascribed to such term in the preamble of this Agreement;

1.1.23	“Common Shares” means the common shares in the capital of the Corporation;

1.1.24	“Control” has the meaning given to it under the Act;

1.1.25	“Corporation” means Amaya Gaming Group Inc. and includes any successor corporation to or of the Corporation;

1.1.26	“Corporation’s Information Record” means all information contained in any press release, material change report (excluding any confidential material change report), financial statements, information circulars, annual information forms, prospectuses or other document of the Corporation which has been publicly filed by, or on behalf of, the Corporation pursuant to Canadian Securities Laws or otherwise by or on behalf of the Corporation;

1.1.27	“Credit Facilities Documents” means the documents governing the credit facilities in an aggregate amount of approximately USD$2,900,000,000 to be provided to Amaya Holdings B.V., a wholly owned subsidiary of the Corporation in the context of the Proposed Acquisition and comprised of a first lien term loan facility, a second lien term loan facility, and a revolving credit facility;

1.1.28	“Debt Instrument” means any loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Corporation or the Subsidiaries are a party or otherwise bound;

1.1.29	“Environmental Laws” shall have the meaning ascribed to such term in Section 4.1.62 of this Agreement;

1.1.30	“Financial Statements” means audited consolidated financial statements of the Corporation as at and for the financial years ended December 31, 2013, and 2012, and the unaudited consolidated financial statements of the Corporation for the three month period ended March 31, 2014;

1.1.31	“Governmental Authority” means and includes any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

1.1.32	“GSO” shall have the meaning ascribed to such term in the preamble of this Agreement;

1.1.33	“GSO Commitment” shall have the meaning ascribed to such term in the preamble of this Agreement;

1.1.34	“IFRS” means international financial reporting standards set by the International Accounting Standards Board;

1.1.35	“including” means including without limitation;

1.1.36	“Indemnified Party” or “Indemnified Parties” shall have the meaning ascribed to such term in Section 10 of this Agreement;

1.1.37	“Indemnitors” shall have the meaning ascribed to such term in Section 10 of this Agreement;

1.1.38	“Intellectual Property” means, collectively, all intellectual property rights which pertain to the business of the Corporation as it is currently conducted and contemplated of whatsoever nature, kind or description including all: (i) patent rights; (ii) trade-marks, trade-mark registrations, trade-mark applications, rights under registered user agreements, trade names and other trade-mark rights; (iii) copyrights and applications therefor, including all computer software and rights related thereto; (iv) trade secrets and proprietary and confidential information; (v) industrial designs and registrations thereof and applications therefor; (vi) domain names and IP addresses, (vii) renewals, modifications, developments and extensions of any of the items listed in clauses (i) through (vi) above; and (viii) patterns, plans, designs, research data, other proprietary know-how, processes, drawings, technology, inventions, formulae, specifications, performance data, quality control information, unpatented blue prints, flow sheets, equipment and parts lists, instructions, manuals, records and procedures, and all licences, agreements and other contracts and commitments relating to any of the foregoing;

1.1.39	“Intertain” shall have the meaning ascribed to such term in Section 4.1.8 of this Agreement;

1.1.40	“Losses” shall have the meaning ascribed to such term in Section 10 of this Agreement;

1.1.41	“Material Adverse Effect” means any material adverse change in or adverse effect on the business, affairs or financial condition or financial prospects of the Corporation, the Target and their respective subsidiaries (on a consolidated basis);

1.1.42	“Material Agreement” means any material note, indenture, mortgage or other form of indebtedness, including the Cadillac Jack Credit Agreements, and any contract, commitment, agreement (written or oral), instrument, lease or other document, including licence agreements and agreements relating to intellectual property, to which the Corporation or its subsidiaries are a party or otherwise bound and which is material to the Corporation or its subsidiaries;

1.1.43	“Material Subsidiaries” means Cryptologic Ltd., Cadillac Jack, Inc., Amaya Holdings Corporation, Amaya Americas Corporation, Amaya (Alberta) Inc., Diamond Game Enterprises, Equipos y Soluciones Tecnológicas Cadillac Jack, S. de R.L. de C.V., Amaya Interactive USA Corporation and Amaya Gaming Holdings Canada Inc.

1.1.44	“Meeting” means such meeting or meetings of the shareholders of the Corporation, including any adjournment or postponement thereof, that is to be convened inter alia to consider, and if deemed advisable approve the creation of the Preferred Shares and other matters in connection with the Offering and issuance of securities as part of the financing of the Proposed Acquisition to comply with TSX rules;

1.1.45	“misrepresentation”, “material fact”, “material change”, “subsidiary”, “affiliate”, “associate”, and “distribution” have the respective meanings ascribed thereto in the Act;

1.1.46	“notice” shall have the meaning ascribed to such term in Section 16.1 of this Agreement;

1.1.47	“NI 45-106” means National Instrument 45-106—Prospectus and Registration Exemptions;

1.1.48	“Offered Preferred Shares” shall have the meaning ascribed to such term in the preamble of this Agreement;

1.1.49	“Offering” shall have the meaning ascribed to such term in the preamble of this Agreement;

1.1.50	“Offering Price” shall have the meaning ascribed to such term in the preamble of this Agreement;

1.1.51	“person” means any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

1.1.52	“Preferred Shares” means preferred shares in the capital of the Corporation having the terms and conditions contained in the share provisions attached as Schedule C;

1.1.53	“Proposed Acquisition” means the proposed acquisition of all of the issued and outstanding securities of the Target by Amaya Holdings B.V., a wholly owned subsidiary of the Corporation, pursuant to the Acquisition Agreement;

1.1.54	“Purchasers” means the persons who, as purchasers, acquire the Offered Preferred Shares by duly completing, executing and delivering a Subscription Agreement and any other required documentation and the permitted assignees or transferees of such persons from time to time;

1.1.55	“Regulation D” means Regulation D promulgated under the U.S. Securities Act;

1.1.56	“Release Deadline” means January 7, 2015;

1.1.57	“Securities Regulators” means the securities commissions or other securities regulatory authorities, including the TSX, in all of the Selling Jurisdictions or, as the context may require, any one or more of the Selling Jurisdictions;

1.1.58	“Selling Jurisdictions” means all of the provinces of Canada and such other jurisdictions outside of Canada (including the United States) where the Offered Preferred Shares may be lawfully sold, as may be agreed to by Canaccord Genuity and the Corporation as evidenced by the Corporation’s acceptance of a Subscription Agreement with respect thereto;

1.1.59	“Subscription Agreements” means the subscription agreements in the forms agreed upon by Canaccord Genuity and the Corporation pursuant to which Purchasers agree to subscribe for and purchase the Offered Preferred Shares herein contemplated and shall include, for greater certainty, all schedules thereto;

1.1.60	“Subscription Receipt” means a subscription receipt of the Corporation entitling the holder thereof to receive, upon the occurrence of the release event, and without payment of any additional consideration, on the exchange thereof, one Common Share as more fully described in the Subscription Receipt Underwriting Agreement;

1.1.61	“Subscription Receipt Underwriting Agreement” means the underwriting agreement entered into by the Corporation and Canaccord Genuity Corp., Cormark Securities Inc., Desjardins Securities Inc. and Clarus Securities Inc. in respect of the offering of Subscription Receipts dated July 7, 2014.

1.1.62	“Subsidiaries” means all subsidiaries of the Corporation;

1.1.63	“Target” means Oldford Group Limited;

1.1.64	“Target Financial Statements” means the 2013 audited financial statements of the Target;

1.1.65	“Transfer Agent” means Computershare Investor Services Inc. in its capacity as transfer agent and registrar of the Corporation at its principal office in the City of Montreal, Québec;

1.1.66	“TSX” means the Toronto Stock Exchange;

1.1.67	“Underlying Shares” means the Common Shares issuable upon conversion of the Offered Preferred Shares;

1.1.68	“Underwriter’s Expenses” shall have the meaning ascribed to such term in Section 8 of this Agreement;

1.1.69	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

1.1.70	“U.S. Affiliate” means Canaccord Genuity Inc.;

1.1.71	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

1.1.72	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

1.1.73	“U.S. Securities Laws” means the U.S. Securities Act, U.S. Exchange Act and all other applicable securities laws of the United States and any state thereof and the respective regulations, forms and rules thereunder; and

1.2	Schedules

The following are the schedules attached to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule A	Terms and Conditions for United States Offers and Sales
Schedule B	Convertible Securities
Schedule C	Preferred Share Provisions
Schedule D	Opinions
Schedule E	Subsidiaries

2.	TERMS AND CONDITIONS

2.1	Sale on Exempt Basis

Canaccord Genuity shall offer for sale and sell the Offered Preferred Shares pursuant to the Offering in the Selling Jurisdictions, and offer for sale the Offered Preferred Shares in the United States in accordance with Schedule A attached hereto, in each case on a private placement basis, only in those jurisdictions where they may lawfully be offered for sale and only at the Offering Price contemplated herein. Canaccord Genuity will comply with applicable laws in connection with the offer to sell the Offered Preferred

Shares. Canaccord Genuity will offer for sale the Offered Preferred Shares in the United States only in the manner described in Section 2.4 below. Canaccord Genuity will not, directly or indirectly, solicit offers to purchase or sell the Offered Preferred Shares so as to require registration of the Offered Preferred Shares or a filing of a prospectus or registration statement with respect to the Offered Preferred Shares under the laws of any Selling Jurisdiction.

2.2	Filings

The Corporation undertakes to file or cause to be filed all forms or undertakings required to be filed by the Corporation with the Securities Regulators in connection with the issue and sale of the Offered Preferred Shares so that the distribution of the Offered Preferred Shares may lawfully occur without the necessity of filing a prospectus, a registration statement or an offering memorandum in Canada or the United States and Canaccord Genuity undertakes to use its commercially reasonable best efforts to cause Purchasers of the Offered Preferred Shares to complete any forms required by Applicable Securities Laws. All fees payable in connection with such filings shall be at the expense of the Corporation.

2.3	No Offering Memorandum

The Corporation and Canaccord Genuity acknowledge that they have not nor shall they (i) provide to prospective purchasers of the Offered Preferred Shares any document or other material that would constitute an offering memorandum or future oriented financial information within the meaning of Applicable Securities Laws; or (ii) engage in any form of “general solicitation” or “general advertising” (within the meaning of Regulation D under the U.S. Securities Act) in connection with the offer and sale of the Offered Preferred Shares, including but not limited to, causing the sale of the Offered Preferred Shares to be advertised in any newspaper, magazine, printed public media, printed media or similar medium of general and regular paid circulation, broadcast over radio, television, the internet or telecommunications, including electronic display, or conduct any seminar or meeting relating to the offer and sale of the Offered Preferred Shares whose attendees have been invited by general solicitation or advertising.

2.4	United States Offers and Sales

The Corporation, Canaccord Genuity and the U.S. Affiliate acknowledge that the Offered Preferred Shares and the Underlying Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act. The Corporation, Canaccord Genuity and the U.S. Affiliate agree that any offers, sales and purchases of the Offered Preferred Shares in the United States: (i) will only be made in accordance with Schedule A (which schedule is incorporated into and forms part of this Agreement); (ii) will be conducted in such a manner so as not to require registration thereof or the filing of a registration statement with respect thereto under the U.S. Securities Act; and (iii) will be conducted through the U.S. Affiliate and in compliance with U.S. Securities Laws.

3.	COVENANTS

3.1	Covenants of the Corporation

The Corporation hereby covenants to Canaccord Genuity and to the Purchasers and their permitted assigns (such covenants having been incorporated by reference in the Subscription Agreements), and acknowledges that each of them is relying on such covenants, that the Corporation shall:

3.1.1	allow Canaccord Genuity and its representatives, at all times prior to the Closing Time, the opportunity to conduct all due diligence which Canaccord Genuity may reasonably require or which may be considered necessary or appropriate by Canaccord Genuity. The Corporation will make available to Canaccord Genuity (and its counsel), on a timely basis, all books and records including all corporate, financial, property, legal and operational information and documentation of the Corporation, and those of the Target to which the Corporation has had access, and will provide access to all facilities, properties, employees, auditors, legal counsel, consultants or other experts, to permit Canaccord Genuity, its legal counsel and other advisers to conduct their due diligence investigation of the business and affairs of the Corporation, the Target and their subsidiaries, and will assist Canaccord Genuity in sourcing any other information useful and necessary to conducting such due diligence. The Corporation shall also make available its directors, senior management, the Chairman of the Audit Committee of the Board of Directors and the auditor and legal counsel and shall use its best efforts to cause the directors, senior management and its auditor and legal counsel of the Target to answer any questions which Canaccord Genuity may have and to participate in one or more due diligence sessions to be held prior to Closing. The Corporation shall make available and provide to Canaccord Genuity (and its counsel), on a timely basis, all agreements, arrangements and understandings in connection with the Proposed Acquisition and any of the other transactions contemplated thereby and copies of all written reports produced in the course of its due diligence investigation of the business and affairs of the Target and its subsidiaries;

3.1.2	duly execute and deliver the Subscription Agreements by the Closing Time and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Corporation;

3.1.3	fulfil or cause to be fulfilled, at or prior to the Closing Date, each of the conditions set out in Section 5.2 of this Agreement;

3.1.4	ensure that the Offered Preferred Shares, upon issuance, shall have the attributes corresponding in all material respects to the description thereof set forth in this Agreement and the Subscription Agreements;

3.1.5	ensure that the Underlying Shares, upon issuance, shall be duly issued as fully paid and non-assessable Common Shares, and shall have the attributes corresponding in all material respects to the description thereof set forth in this Agreement and the Subscription Agreements;

3.1.6	fulfil all legal requirements to permit (i) the creation, issuance, offering and sale of the Offered Preferred Shares, (ii) the allotment, reservation and issue of the Underlying Shares issuable upon conversion of the Offered Preferred Shares, all as contemplated in this Agreement and the Subscription Agreements and file or cause to be filed all documents, applications, forms or undertakings required to be filed by the Corporation and take or cause to be taken all action required to be taken by the Corporation in connection with the purchase and sale of the Offered Preferred Shares;

3.1.7	ensure that at all times sufficient Underlying Shares are allotted and reserved for issuance upon the conversion of the Preferred Shares;

3.1.8	ensure that the TSX conditional acceptance for the Offering and listing of the Underlying Shares has been obtained on or prior to the Closing Date;

3.1.9	use its commercial best efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Canadian Securities Laws which have such a concept and will comply with all of its obligations under Applicable Securities Laws for a period of at least two years from the Closing Date;

3.1.10	use its reasonable best efforts to list the Common Shares, including the Underlying Shares, on the London Stock Exchange, the New York Stock Exchange or NASDAQ within 15 months of the Closing Date;

3.1.11	not, directly or indirectly, offer, issue, sell, grant, secure, pledge, or otherwise transfer, dispose of or monetize, or engage in any hedging transaction, or enter into any form of agreement or arrangement the consequence of which is to alter economic exposure to, or announce any intention to do so, in any manner whatsoever, any Common Shares or securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares or other equity securities of the Corporation until 90 days after the later of (i) 120 days after July 7, 2014 and (ii) the closing of the Proposed Acquisition, unless the “Termination Time” (as defined in the Subscription Receipt Underwriting Agreement) has occurred, in which case such covenants will terminate automatically at the Termination Time, without the prior written consent of Canaccord Genuity, except in conjunction with: (i) the grant or exercise of stock options and other similar issuances pursuant to the share incentive plan of the Corporation and other share compensation arrangements; (ii) the exercise of outstanding warrants; (iii) obligations of the Corporation in respect of existing agreements; (iv) the issuance of securities by the Corporation in connection with acquisitions in the normal course of business; (v) the issuance of Underlying Shares; or (vi) the issuance of other equity securities or securities convertible into equity securities (including Commitment Warrants and securities issuable in connection with the Common Equity Capital Raise) in connection with the Proposed Acquisition, on the terms set forth in the GSO Commitment, the BlackRock Commitment and the Subscription Receipt Underwriting Agreement, or hereunder;

3.1.12	cause each of its directors and senior officers to enter into a lock-up agreement in the form of agreement contemplated in the Subscription Receipt Underwriting Agreement;

3.1.13	execute and file with the Securities Regulators and the TSX all forms, notices and certificates required to be filed pursuant to the Canadian Securities Laws or the applicable securities laws of any other Selling Jurisdictions and the policies of the TSX in the time required by the Applicable Securities Laws and the policies of the TSX, including, for greater certainty, all forms, notices and certificates set forth in the opinions delivered to Canaccord Genuity pursuant to Section 5.2 of this Agreement required to be filed by the Corporation;

3.1.14	advise Canaccord Genuity, promptly after receiving notice or obtaining knowledge thereof, of:

(a)	the institution, threatening or contemplation of any proceeding for any such purposes; or

(b)	any order, ruling, or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation (including the Preferred Shares and Common Shares) has been issued by any Securities Regulator or the institution, threatening or contemplation of any proceedings for any such purposes;

3.1.15	deliver to Canaccord Genuity copies of all correspondence and other written communications between the Corporation and the Securities Regulators relating to the Offering and the Proposed Acquisition and its financing and will generally keep Canaccord Genuity apprised of the progress and status of, including all favourable and adverse developments relating to, the Offering and the Proposed Acquisition and its financing;

3.1.16	use the net proceeds from the Offering to partially fund the Proposed Acquisition;

3.1.17	use its best efforts to expeditiously pursue the satisfaction of all conditions to the completion, and the closing, of the Proposed Acquisition that are to be fulfilled by the Corporation on or before the Release Deadline; and

3.1.18	comply with each of the covenants of the Corporation set out in the Subscription Agreements.

3.2	Covenants of Canaccord Genuity

Canaccord Genuity hereby covenants and agrees to conduct its activities in connection with the offer for sale of the Offered Preferred Shares in compliance with all applicable laws and to obtain from each Purchaser a completed and executed Subscription Agreement (including all certifications, forms and other documentation contemplated thereby or as may be required by applicable Securities Regulators) in a form acceptable to the Corporation and Canaccord Genuity relating to the Offering.

4.	REPRESENTATIONS AND WARRANTIES AND COVENANTS

4.1	Representations and Warranties of the Corporation

The Corporation represents and warrants to Canaccord Genuity, the U.S. Affiliate and to the Purchasers (such representations and warranties having been incorporated by reference in the Subscription Agreements), and acknowledges that each of them is relying upon such representations and warranties, that:

4.1.1	each of the Corporation and the Subsidiaries is validly subsisting under the laws of its governing jurisdiction, and has all requisite corporate power and authority to own, lease and operate its properties and assets and conduct its business as currently conducted and as currently proposed to be conducted;

4.1.2	the Corporation has all requisite corporate power and authority to enter into this Agreement, the Subscription Agreements and the Acquisition Agreement and carry out its obligations hereunder and thereunder and to authorize and issue the Offered Preferred Shares and, upon conversion of the Offered Preferred Shares, the Underlying Shares as fully paid and non-assessable Common Shares in the capital of the Corporation;

4.1.3	each of the Corporation and the Subsidiaries is current with all material filings required to be made under the laws of the jurisdictions in which it exists or carries on any material business and has all necessary licences, leases, permits, authorizations and other approvals necessary to permit it to conduct its business as it is currently conducted, except where the absence of such power and authority or failure to make any filing or obtain any license, lease, permit, authorization or other approval would not have a Material Adverse Effect, and all such licences, leases, permits, authorizations and other approvals are in full force and effect in accordance with their terms except where the failure to so maintain such licences, leases, permits, authorizations or other approvals would not have a Material Adverse Effect;

4.1.4	the authorized capital of the Corporation consists of an unlimited number of Common Shares and 1,139,356 Preferred Shares of which, as of the close of business on July 31, 2014, 95,341,306 Common Shares were issued and outstanding as fully paid and non-assessable shares in the capital of the Corporation, 32,000,000 additional Common Shares are issuable upon the occurrence of the Release Event (as defined in the Subscription Receipt Underwriting Agreement) and the exchange of the Subscription Receipts, 2,984,025 additional Common Shares are issuable to GSO upon the completion of the Common Equity Capital Raise in connection with the Proposed Acquisition and 1,139,356 Preferred Shares in the aggregate are to be issued upon completion of the Offering in connection with the Proposed Acquisition (including those to be issued pursuant to the Offering);

4.1.5	except as set forth in Schedule B attached hereto, no person has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of any securities of the Corporation from or by the Corporation and no rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any Common Shares, are outstanding;

4.1.6	no agreement is in force or effect which in any manner affects the voting or Control of any of the securities of the Corporation;

4.1.7	the Corporation has no material subsidiaries other than the Material Subsidiaries;

4.1.8	except as described in Schedule E and except for (i) 1,900,000 common shares of The Intertain Group Ltd. (“Intertain”); (ii) $3,850,000 aggregate principal amount of 5.0% unsecured subordinate convertible debentures of Intertain maturing on December 31, 2018, which are convertible at the option of the holder into common shares of Intertain at a price of $6.00 per common share; and (iii) 353,000 Intertain common share purchase warrants, with each whole warrant being exercisable by the holder for one Intertain common share at an exercise price of $5.00 per share until December 31, 2015, the Corporation does not beneficially own, or exercise Control or direction over, 10% or more of the outstanding voting shares of any company other than its Subsidiaries and the Corporation beneficially owns, directly or indirectly all of the issued and outstanding shares in the capital of the Subsidiaries free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, all of such shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Corporation of any interest in any of such shares or for the issue of any unissued shares in the capital of the Subsidiaries or any other security convertible into or exchangeable for any such shares;

4.1.9	neither the Corporation nor any of the Subsidiaries is:

(a)	in breach or violation of any of the terms or provisions of, or in default under (whether after notice or lapse of time or both) any indenture, mortgage, deed of trust, loan agreement or other agreement (written or oral) or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, which breach or violation or the consequences thereof would, alone or in the aggregate, have a Material Adverse Effect; or

(b)	in violation of the provisions of its articles, by-laws or resolutions or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over it or any of its properties, which violation or the consequences thereof would, alone or in the aggregate, have a Material Adverse Effect;

4.1.10	the execution and delivery of this Agreement, the Subscription Agreements and the Acquisition Agreement and the performance of the transactions contemplated hereunder and thereunder, the Offering and the issuance of the Offered Preferred Shares and the Underlying Shares does not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), any indenture, mortgage, deed of trust, loan agreement, lease or other agreement (written or oral) or instrument to which the Corporation or any of the Subsidiaries is a party or by which it is bound or to which any of its property or assets is subject, other than any breach or violation the consequences thereof which would, alone or in the aggregate, not have a Material Adverse Effect, nor will such action conflict with or result in any violation of the provisions of the articles, by-laws or resolutions of the Corporation or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over it or any of its properties which violation or the consequences thereof would, alone or in the aggregate, have a Material Adverse Effect;

4.1.11	other than as will have been obtained prior to the Closing Date and other than the approval of the shareholders of the Corporation required to be obtained at the Meeting, no consent, approval, authorization, order, registration or qualification of or with any person, court or Governmental Authority or body is required for execution and delivery of this Agreement, the Subscription Agreements or the Acquisition Agreement, or the consummation by the Corporation of the transactions contemplated herein or therein, or the issuance of the Offered Preferred Shares and the Underlying Shares;

4.1.12	the Offered Preferred Shares have been duly authorized and allotted for issuance and the Underlying Shares, when issued, will be validly issued as fully paid and non-assessable Common Shares in the capital of the Corporation, and the Preferred Shares will have the attributes set out in this Agreement and the Subscription Agreements;

4.1.13	the Subscription Receipts have, and the Commitment Warrants will, when issued, have the attributes set forth in the Subscription Receipt Underwriting Agreement, the GSO Commitment, and the BlackRock Commitment, as applicable;

4.1.14	the definitive form of certificate, if any, representing the Offered Preferred Shares does not conflict with the constating documents of the Corporation and the definitive form of certificate, if any, representing the Underlying Shares complies in all material respects with the requirements of the TSX and does not conflict with the constating documents of the Corporation or the laws of Québec;

4.1.15	the Corporation has not declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of its securities and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its securities or agreed to do so or otherwise effected any return of capital with respect to such securities within the last 12 months other than in connection with the purchases of Common Shares made in accordance with the Corporation’s normal course issuer bid;

4.1.16	the Corporation has not completed any “significant acquisition” (as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations) since December 31, 2013 and, other than the Proposed Acquisition, the Corporation is not contemplating any such “significant acquisition”;

4.1.17	there is not, in the constating documents of the Corporation or in any Material Agreement, mortgage, note, debenture, indenture or other instrument or document to which the Corporation is a party, any restriction upon or impediment to the declaration or payment of dividends by the directors of the Corporation or the payment of dividends by a Subsidiary to its parent or the Corporation to the holders of its Common Shares, other than pursuant to the terms of: (i) the Cadillac Jack Credit Agreements, (ii) the supplemental debenture indenture dated February 7, 2013 between the Corporation and Computershare Trust Company of Canada; (iii) the subordinated debt agreement with Capital Régional et Coopératif Desjardins referenced in Schedule B hereto; (iv) the Preferred Shares; (v) the GSO Commitment; (vi) the Blackstone Commitment, and (vii) the Credit Facilities Documents;

4.1.18	the Corporation is not aware, based on its due diligence to date of the Target, including financial due diligence, of any fact or circumstance which would be likely to have a Material Adverse Effect following completion of the Proposed Acquisition;

4.1.19	the Acquisition Agreement as provided to Canaccord Genuity is complete, true and accurate and has not been amended, terminated or rescinded;

4.1.20	the GSO Commitment, the BlackRock Commitment and the Subscription Receipt Underwriting Agreement as provided to Canaccord Genuity are complete, true and accurate and have not been amended, terminated or rescinded;

4.1.21	the Credit Facilities Documents as provided to Canaccord Genuity are complete, true and accurate and have not been amended, terminated or rescinded;

4.1.22	as of the Closing Time, the representations and warranties of the Corporation in the Acquisition Agreement shall be true and correct except as would not have a Material Adverse Effect;

4.1.23	as of the date hereof, to the Best of the Corporation’s Knowledge, the representations and warranties of the sellers and the Target contained in the Acquisition Agreement are true and correct except as would not have a Material Adverse Effect;

4.1.24	the Corporation is not aware of any facts or circumstances that would cause it to believe that (i) the Proposed Acquisition will not be completed before the Release Deadline; or (ii) the Acquisition Agreement, the GSO Commitment, the BlackRock Commitment, the Subscription Receipt Underwriting Agreement or the Credit Facilities Documents will be terminated;

4.1.25	there are no legal or governmental actions, proceedings or investigations pending or to the Best of the Corporation’s Knowledge, contemplated or threatened against the Corporation or the Subsidiaries, at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which: (i) would in any way have a Material Adverse Effect; or (ii) questions the issuance, sale or delivery of the Offered Preferred Shares or the Underlying Shares to be issued by the Corporation or the validity of any action taken or to be taken by the Corporation pursuant to or in connection with this Agreement or the Acquisition Agreement;

4.1.26	all necessary corporate action has been taken by the Corporation to authorize the execution, delivery and performance of this Agreement, the Subscription Agreements and the certificates, if any, representing the Offered Preferred Shares and the Underlying Shares;

4.1.27	none of the Corporation, the Subsidiaries nor any other party to any agreement or instrument is in material default in the observance or performance of any term or obligation to be performed by it under any such agreement or instrument to which either the Corporation or any of the Subsidiaries is a party and no event has occurred which with notice or lapse of time or both would constitute such a default on the part of the Corporation or the Subsidiaries, in any such case which default or event would have a Material Adverse Effect;

4.1.28	this Agreement, the Subscription Agreements and the Acquisition Agreement have each been duly and validly executed and delivered by the Corporation, each constitute a valid and binding obligation of the Corporation enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, and except as limited by the application of equitable principles when equitable remedies are sought and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, each may be limited by applicable law;

4.1.29	each of the Corporation and the Subsidiaries is the owner of its properties, business and assets or the interests in its properties, business or assets, and all agreements under which the Corporation or any of the Subsidiaries holds an interest in a property, business or asset are in good standing according to their terms except where the failure to be in such good standing does not and will not have a Material Adverse Effect;

4.1.30	the Corporation is a “reporting issuer”, not included in a list of defaulting reporting issuers maintained by the Securities Regulators of each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec and in particular, without limiting the foregoing, the Corporation has at all relevant times complied with its obligations to make timely disclosure of all material changes relating to it, no such disclosure has been made on a confidential basis that is still maintained on a confidential basis, and there is no material change relating to the Corporation which has occurred and with respect to which the requisite material change report has not been filed with a Securities Regulator in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario or Québec, except material change reports with respect to the Offering and Proposed Acquisition and financing thereof;

4.1.31	all forward-looking information and statements of the Corporation contained in the Corporation’s Information Record, including any forecasts and estimates, expressions of opinion, intention and expectation have been based on assumptions that are reasonable in the circumstances, and the Corporation has updated such forward-looking information and statements as required by and in compliance with Applicable Securities Laws;

4.1.32	the documents forming the Corporation’s Information Record complied in all material respects with Canadian Securities Laws at the time they were filed and such documents, and the statements set forth therein, were true and correct in all material respects and contained no misrepresentations at the time they were filed;

4.1.33	the Circular complies in all material respects with Canadian Securities Laws and as at the date of its filing it was true and correct in all material respects, contained no misrepresentations and did not omit any fact required to be stated in such document or necessary to make any statement in such document not misleading;

4.1.34	no securities commission, stock exchange or comparable authority has issued any order preventing or suspending the offer, sale or distribution of the Offered Preferred Shares or the Underlying Shares in the manner contemplated herein, if any, nor instituted proceedings for that purpose and, to the Best of the Corporation’s Knowledge, no such proceedings are pending or contemplated;

4.1.35	neither the Corporation nor any of the Subsidiaries has received notice from any Governmental Authority or regulatory authority of any jurisdiction in which it carries on a material part of its business, or owns or leases any material property, of any restriction on its ability to or of a requirement for it to qualify to, nor is it otherwise aware of any restriction on its ability to or of a requirement for it to qualify to, conduct its business as currently conducted or as currently contemplated to be conducted in the future in such jurisdiction, except that would not result in a Material Adverse Effect;

4.1.36	the Transfer Agent, at its principal offices in the city of Montréal, Québec, has been duly appointed as registrar and transfer agent for the Common Shares and the Preferred Shares;

4.1.37	since December 31, 2013, other than as disclosed in the Corporation’s Information Record:

(a)	there has not been any adverse material change or change in material fact (actual, proposed, threatened or contemplated) in the business, affairs, operations, business prospects, assets, liabilities or obligations, contingent or otherwise, or capital of the Corporation or the Subsidiaries;

(b)	there has not been any adverse material change in the consolidated financial position of the Corporation; and

(c)	there has been no material transaction entered into by the Corporation or the Subsidiaries, other than those in the ordinary course of business;

4.1.38	the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that:

(a)	transactions are executed in accordance with management’s general or specific authorizations;

(b)	transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles or IFRS, as the case may be, and to maintain asset accountability; and

(c)	the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

4.1.39	the Financial Statements:

(a)	have been prepared in accordance with IFRS applied on a basis consistent with those of preceding fiscal periods;

(b)	present fully, fairly and correctly, in all material respects, the assets, liabilities and financial condition of the Corporation and the results of its operations and the changes in its financial position for the periods then ended;

(c)	are in accordance with the books and records of the Corporation;

(d)	contain and reflect all necessary material adjustments for a fair presentation of the results of operations and the financial condition of the business of the Corporation for the periods covered thereby; and

(e)	contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation;

4.1.40	the auditor of the Corporation who audited the most recent annual financial statements of the Corporation, and who provided its audit report thereon, is an “independent public accountant” as required under Canadian Securities Laws;

4.1.41	there has never been a reportable event or disagreement (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between the Corporation and its present or former auditors;

4.1.42	there are no material off-balance sheet transactions, arrangements or obligations (including contingent obligations) of the Corporation or its Subsidiaries with unconsolidated entities or other persons;

4.1.43	to the Best of the Corporation’s Knowledge, the financial information of the Target disclosed to the public by the Corporation is consistent with the Target Financial Statements;

4.1.44	the Acquisition Pro Forma Financial Statements have been prepared in conformity with IFRS, applied on a consistent basis, have been prepared and presented in accordance with Applicable Securities Laws, and include all adjustments necessary to present fairly, accurately and completely the consolidated financial position and condition of the Corporation (following completion of the Proposed Acquisition) (for the information relating to the Target, to the Best of the Corporation’s Knowledge) and the assumptions contained in such Acquisition Pro Forma Financial Statements are suitable, supported and consistent with the consolidated financial results of the Corporation and the Target;

4.1.45	each of the Corporation and the Subsidiaries has filed all federal, provincial, state, local and foreign tax returns that are required to be filed or have requested extensions thereof (except in any case in which the failure so to file would not have a Material Adverse Effect) and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith;

4.1.46	each of the Corporation and the Subsidiaries has established on its books and records reserves that are adequate for the payment of all taxes not yet due and payable and, to the Best of the Corporation’s Knowledge, there are no liens for taxes on the assets of the Corporation or the Subsidiaries and there are no audits known by the Corporation’s management to be pending on the tax returns of the Corporation or the Subsidiaries (whether federal, state, provincial, local or foreign) and there are no claims which have been asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any governmental agency of any deficiency that would have a Material Adverse Effect;

4.1.47	no domestic or foreign taxation authority has asserted or, to the Best of the Corporation’s Knowledge, threatened to assert any assessment, claim or liability for taxes due or to become due in connection with any review or examination of the tax returns of the Corporation or the Subsidiaries (including, without limitation, any predecessor companies) filed over the last three years which would have a Material Adverse Effect;

4.1.48	the minute books and records of the Corporation, copies of which were made available to counsel for Canaccord Genuity in connection with its due diligence investigations of the Corporation, for the periods from the date of incorporation of the Corporation to the date of examination thereof are all of the minute books and records of the Corporation and contain copies of all proceedings of the shareholders, the boards of directors and all committees of the boards of directors of the Corporation to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, board of directors or any committees of the boards of directors of the Corporation to the date of review of such corporate records and minute books not reflected in such minute books and other records;

4.1.49	except as disclosed in the Corporation’s Information Record, the Corporation does not own, directly or indirectly, or exercise Control or direction over, and has not agreed to acquire outstanding securities of any other Corporation or options to acquire securities of any other Corporation, other than marketable securities held in the ordinary course of business, or a participating interest in any partnership, joint venture or other business enterprise;

4.1.50	all information which has been prepared by the Corporation relating to the Corporation and its business, property and liabilities and provided to Canaccord Genuity in connection with the Offering, including all financial, marketing, sales and operational information provided to Canaccord Genuity is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom, which would make such information materially misleading;

4.1.51	the directors and officers of the Corporation who participated in the due diligence session held on July 3, 2014 with Canaccord Genuity have answered every question or inquiry of Canaccord Genuity and its counsel asked at such sessions in connection with Canaccord Genuity’s due diligence investigations fully and truthfully in all material respects;

4.1.52	except as contemplated hereby or as otherwise agreed to between the Corporation and Canaccord Genuity, there is no person acting or purporting to act at the request of the Corporation, who is entitled to any brokerage or agency fee in connection with the sale of the Offered Preferred Shares contemplated herein;

4.1.53	the Corporation is not aware of any legislation, or proposed legislation (published by a legislative body), which would have a Material Adverse Effect;

4.1.54	each of the Corporation and the Subsidiaries is in compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where such non-compliance would not have a Material Adverse Effect;

4.1.55	neither the Corporation nor its Subsidiaries, nor, to the Best of the Corporation’s Knowledge, any of their respective employees has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, United States or provincial or state governmental officer or official or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws and that would not be expected to have a Material Adverse Effect;

4.1.56	neither the Corporation nor the Subsidiaries has any liabilities, direct or indirect, contingent or otherwise, which materially adversely affects the Corporation or the Subsidiaries, on a consolidated basis, or would reasonably be expected to have a Material Adverse Effect;

4.1.57	neither the Corporation nor the Subsidiaries, nor to the Best of the Corporation’s Knowledge, information and belief, any other person, is in default in any material respect in the observance or performance of any term, covenant or obligation to be performed by the Corporation or the Subsidiaries or such other person, as applicable, under any Debt Instrument or Material Agreement which could have a Material Adverse Effect, and all such Debt Instruments and Material Agreements are in good standing, and no event has occurred which with notice or lapse of time or both would constitute such a default thereunder by the Corporation, the Subsidiaries or, to the Best of the Corporation’s Knowledge, information and belief, any other party;

4.1.58	except as disclosed in the Corporation’s Information Record, the Corporation does not have any loans or other indebtedness outstanding, outside the normal course of business, which has been made to any of their respective shareholders, officers, directors or employees, past or present, or any person not dealing at arm’s length with them;

4.1.59	except as disclosed in the Corporation’s Information Record, none of the directors, officers or employees of the Corporation, any known holder of more than 10% of any class of securities of the Corporation, or any known associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Corporation;

4.1.60	with respect to the premises which the Corporation occupies as tenant, the Corporation occupies such leased premises and has the exclusive right to occupy and use the leased premises and the leases pursuant to which the Corporation occupies the leased premises are in good standing in all material respects and in full force and effect;

4.1.61	each of the Corporation and the Subsidiaries is insured against such losses and risks and in such amount as are customary in the business in which it is engaged. All policies of insurance insuring the Corporation, the Subsidiaries or any of their respective businesses, assets, employees, officers and directors are in full force and effect, and the Corporation and the Subsidiaries are in compliance with the terms of such policies in all material respects. There are no material claims by the Corporation or the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause and that would result in a Material Adverse Effect;

4.1.62	each of the Corporation and the Subsidiaries, in all material respects:

(a)	is in compliance with any and all applicable federal, provincial and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”);

(b)	has received all permits, licenses or other approvals required under applicable Environmental Laws to conduct its business; and

(c)	is in compliance with all terms and conditions of any such permit, license or approval, and there have been no past, and there are no pending or, to the Best of the Corporation’s Knowledge, threatened claims, complaints, notices or requests for information received by the Corporation or the Subsidiaries with respect to any alleged material violation of any Environmental Law and no conditions exist which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law, except in each case other than those that would not have a Material Adverse Effect;

4.1.63

the Corporation owns, or has obtained valid and enforceable licences for, or other rights to use, all Intellectual Property, and such Intellectual Property is sufficient to conduct its business as currently conducted (including the commercialization of the Corporation’s solutions). To the Best of the Corporation’s Knowledge, the Corporation’s Intellectual Property will, after completion of the Proposed Acquisition, be sufficient to conduct its business as currently contemplated. To the Best of the Corporation’s Knowledge, no third parties have rights to any Intellectual Property, except for the ownership rights of the owners of the Intellectual Property which is licensed to the Corporation or which the Corporation has the right to use. To the Best of the Corporation’s Knowledge, there is no infringement by third parties of any Intellectual Property. There is no pending or, to the Best of the Corporation’s Knowledge, threatened action, suit, proceeding or claim by others challenging the Corporation’s rights in or to any Intellectual Property which would have a Material Adverse Effect, and the

Corporation is unaware of any facts which form a reasonable basis for any such claim. There is no pending or, to the Best of the Corporation’s Knowledge, threatened action, suit, proceeding or claim by others challenging the validity or enforceability of any Intellectual Property, and the Corporation is unaware of any finding of unenforceability or invalidity of the Intellectual Property. There is no pending or, to the Best of the Corporation’s Knowledge, threatened action, suit, proceeding or claim by others that the Corporation infringes or otherwise violates (or would infringe or otherwise violate upon commercialization of the Corporation’s products or product candidates) any patent, trademark, copyright, trade secret or other proprietary industrial or intellectual rights of others which would result in a Material Adverse Effect. To the Best of the Corporation’s Knowledge, there is no patent or patent application by others that contains claims that interfere with the issued or pending claims of any of the Intellectual Property;

4.1.64	all employees of, and consultants to, the Corporation have entered into proprietary rights or similar agreements with the Corporation in respect of the Intellectual Property pursuant to which such employees and consultants have assigned and agreed to assign at the request of the Corporation all rights, title and interest they may have in the Intellectual Property, and no employee of, or consultant to, the Corporation is in violation thereof;

4.1.65	all persons having access to or knowledge of the Intellectual Property or any information of a confidential nature that is necessary or required or otherwise used for or in connection with the conduct or operation or proposed conduct or operation of the Corporation’s business have entered into non-disclosure agreements with the Corporation and there has been no breach of any such agreement, except where such breaches would not have a Material Adverse Effect. To the Best of the Corporation’s Knowledge, the employment or engagement by the Corporation of such persons does not violate any nondisclosure or non-competition agreement between such person and a third party.

4.1.66	none of the marketing, licence, distribution, sale or use of any product or service currently marketed, licensed, distributed, sold or used by the Corporation violates any license or agreement of the Corporation with any person, which violation or the consequences thereof would alone or in the aggregate have a Material Adverse Effect or, to the Best of the Corporation’s Knowledge, infringes upon the industrial or intellectual property rights of any other person, whether common law or statutory, including rights relating to defamation, rights of privacy or publicity and contractual rights;

4.1.67	the Corporation is not currently pursuing any material litigation against any person for any infringement, misappropriation or misuse of the Intellectual Property;

4.1.68	each of the Corporation and its Subsidiaries (or parties under contractual obligation to the Corporation) holds all licences, certificates, approvals and permits from all provincial, federal, tribal, state, United States, foreign and other regulatory authorities, including but not limited to any gaming commission, independent testing laboratory or federally recognized tribe and any foreign regulatory authorities performing functions similar to those performed by such gaming commissions, independent testing laboratories or federally recognized tribe, that are material to the conduct of the business of the Corporation as currently conducted, all of which are valid and in full force and effect, and there is no proceeding pending or threatened which may cause any such licences, certificates, approvals or permits to be withdrawn, cancelled, suspended or not renewed;

4.1.69	neither the Corporation nor any of its Material Subsidiaries are in violation of any law, order, rule, regulation, writ, injunction or decree of any court or governmental agency or body applicable to the manufacturing, distribution or sale of gaming solutions which would have a Material Adverse Effect;

4.1.70	there are no outstanding claims, actions, suits, litigation, arbitration, investigations or proceedings, whether or not purportedly on behalf of the Corporation or the Subsidiaries, or proposed or threatened in writing against the Corporation or the Subsidiaries which, if determined adversely to the Corporation or the Subsidiaries would have a Material Adverse Effect or which may restrict or prohibit the ability of the Corporation to perform its obligations hereunder;

4.1.71	the Corporation has not, directly or indirectly:

(a)	made or authorized any contribution, payment or gift of funds or property to any official, employee, agents or family members of any governmental agency, authority or instrumentality of any jurisdiction; or

(b)	made any contribution to any candidate for public office, in either case where either the payment or the purpose of such contribution, payment or gift was, is or would be prohibited under the Canada Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to the Corporation and its operations, and has instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation; and

4.1.72	the issued and outstanding Common Shares are listed and posted for trading on the TSX, the Corporation is in compliance in all material respects with the bylaws, rules and regulations of the TSX and the TSX has conditionally approved the listing of the Underlying Shares on the TSX upon their issuance.

4.2	Additional Representations and Warranties of the Corporation

Any representation and warranty given by the Corporation in this Agreement shall not in any way be limited or qualified because another similar, more general or more specific representation and warranty is also given by the Corporation in any other document.

4.3	Representations, Warranties and Covenants of Canaccord Genuity

Canaccord Genuity hereby represents, warrants and covenants to the Corporation, and acknowledges that the Corporation is relying upon such representations and warranties, that:

4.3.1	in respect of the offer and sale of the Offered Preferred Shares, Canaccord Genuity and the U.S. Affiliate will comply with all Applicable Securities Laws;

4.3.2	any offers, sales and purchases of the Offered Preferred Shares in the United States: (i) will be made in accordance with Schedule A (which schedule is incorporated into and forms part of this Agreement); (ii) will be conducted in such a manner so as not to require registration thereof or the filing of a registration statement or prospectus with respect thereto under the U.S. Securities Act; and (iii) will be conducted through the U.S. Affiliate and in compliance with U.S. Securities Laws;

4.3.3	Canaccord Genuity, the U.S. Affiliate and their representatives have not engaged in or authorized, and will not engage in or authorize, any form of general solicitation or general advertising (within the meaning of Regulation D under the U.S. Securities Act) in connection with or in respect of the Offered Preferred Shares, including in any newspaper, magazine, printed media of general and regular paid circulation or any similar medium, or broadcast over radio or television or the internet or otherwise or conducted any seminar or meeting concerning the offer or sale of the Offered Preferred Shares whose attendees have been invited by any general solicitation or general advertising; and

4.3.4	Canaccord Genuity has not and will not solicit offers to purchase or sell the Offered Preferred Shares so as to require the filing of a prospectus or registration statement with respect thereto or the registration of any of the Corporation’s securities under the laws of any jurisdiction including without limitation the United States.

5.	CLOSING

5.1	Closing deliveries

The purchase and sale of the Offered Preferred Shares shall be completed at the Closing Time at the offices of Osler, Hoskin & Harcourt, LLP, Montreal, Québec, or at such other place as Canaccord Genuity and the Corporation may agree. Provided however, that at or prior to the Closing Time, the Corporation shall duly and validly deliver to Canaccord Genuity in Toronto, Ontario the Offered Preferred Shares, whether by way of electronic deposit or delivery of certificates in definitive form as directed by Canaccord Genuity, against delivery of the aggregate Offering Price therefor less the Commission and the Underwriter’s Expenses in lawful money of the United States of America payable at par in the City of Toronto. Canaccord Genuity may discharge its payment obligations under this Section 5 by wire transfer or certified cheque of the gross proceeds from the sale of the Offered Preferred Shares less the Commission in accordance with Section 12 and the Underwriter’s Expenses.

5.2	Closing Conditions

Each Purchaser’s obligation to purchase the Offered Preferred Shares at the Closing Time shall be conditional upon the fulfilment at or before the Closing Time of the following conditions (it being understood that Canaccord Genuity may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to its rights in respect of any other of the following terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on Canaccord Genuity any such waiver or extension must be in writing and signed by it):

5.2.1	Canaccord Genuity shall have received a certificate, dated as of the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of the Corporation, or such other officers of the Corporation as Canaccord Genuity may agree, certifying for and on behalf of the Corporation, to the best of their knowledge, information and belief, that:

(a)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation (including the Common Shares in the capital of the Corporation) has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any regulatory authority;

(b)	the Corporation has duly complied with all the terms, covenants and conditions of this Agreement on its part to be complied with up to the Closing Time;

(c)	the representations, warranties and covenants of the Corporation contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement;

(d)	there has not been an Acquisition Agreement Material Adverse Effect or event or occurrence that would reasonably be expected to result in an Acquisition Agreement Material Adverse Effect; and

(e)	none of the documents filed with Canadian Securities Regulators forming the Corporation’s Information Record contained a misrepresentation as at the time the relevant document was filed that has not since been corrected, and each such statement shall be true;

5.2.2	Canaccord Genuity shall have received at the Closing Time certificates dated the Closing Date, signed by appropriate officers of the Corporation addressed to Canaccord Genuity and their counsel, with respect to the articles and by-laws of the Corporation, all resolutions of the Corporation’s board of directors relating to the Offering, this Agreement and the transactions contemplated hereby, the incumbency and specimen signatures of signing officers and such other matters as Canaccord Genuity may reasonably request;

5.2.3	Canaccord Genuity shall have received at the Closing Time, evidence that all requisite approvals, consents and acceptances of the appropriate regulatory authorities and the TSX required to be made or obtained by the Corporation in order to complete the Offering have been made or obtained and the Offering shall have been conditionally accepted by the TSX;

5.2.4	this Agreement, the Acquisition Agreement and the Subscription Agreements shall have been executed and delivered by the parties thereto in form and substance satisfactory to Canaccord Genuity and their counsel, acting reasonably;

5.2.5	Canaccord Genuity shall have received at the Closing Time a certificate dated the Closing Date, signed by appropriate officers of the Corporation addressed to Canaccord Genuity certifying for and on behalf of the Corporation that (i) the Corporation has received the net proceeds of the Common Equity Capital Raise and (ii) all of the conditions set forth in the GSO Commitment and the BlackRock Commitment have been satisfied and GSO and BlackRock have funded each of their respective commitments in their entirety under the GSO Commitment and the BlackRock Commitment, respectively;

5.2.6	the GSO Commitment and/or the BlackRock Commitment, or any arrangements relating thereto, shall not have been amended or modified in any material respect, as determined by Canaccord Genuity in its sole discretion acting reasonably, without the consent of Canaccord Genuity, such consent not to be unreasonably withheld, delayed or conditioned and Canaccord Genuity shall have received at the Closing Time certified copies of the final and current GSO Commitment and the BlackRock Commitment dated the Closing Date certified by appropriate officers of the Corporation and addressed to Canaccord Genuity;

5.2.7	all conditions precedent to the Proposed Acquisition, including the availability of all financing for the payment of the merger consideration by Amaya Holdings B.V., other than the release of the escrowed proceeds or the delivery to the Corporation of the net proceeds, as applicable, in connection with the Common Equity Capital Raise and the delivery to the Corporation of the net proceeds hereunder, shall have been completed, satisfied or waived by the applicable party (except for any material amendment, waiver or consent by the Corporation that would be materially adverse to holders of the Offered Preferred Shares shall require the consent of Canaccord Genuity, which consent shall not be unreasonably withheld, delayed or conditioned);

5.2.8	Canaccord Genuity shall have received favourable legal opinions addressed to Canaccord Genuity and the Purchasers, in form and substance satisfactory to Canaccord Genuity’s counsel acting reasonably, dated the Closing Date, from Osler, Hoskin & Harcourt LLP, counsel for the Corporation and where appropriate, counsel in the other Selling Jurisdictions, which counsel in turn may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Corporation, with respect to the matters described in Schedule D hereto;

5.2.9	Canaccord Genuity shall have received at the Closing Time copies of the executed lock-up agreements of each of the Corporation’s directors and senior officers contemplated by the Subscription Receipt Underwriting Agreement;

5.2.10	if any sales of the Offered Preferred Shares are made in the United States, Canaccord Genuity shall have received a favourable legal opinion, addressed to Canaccord Genuity, and the U.S. Affiliate, in form and substance satisfactory to Canaccord Genuity and Canaccord Genuity’s counsel, acting reasonably, dated the Closing Date from United States counsel for the Corporation, to the effect that no registration of the Offered Preferred Shares or the Underlying Shares is required under the U.S. Securities Act;

5.2.11	Canaccord Genuity shall have received certificates of status or similar certificates with respect to the jurisdiction in which the Corporation and each Material Subsidiary is incorporated;

5.2.12	Canaccord Genuity and its counsel shall have been provided with information and documentation, reasonably requested relating to their due diligence inquiries and investigations and shall not have identified any material adverse changes or misrepresentations or any items materially adversely affecting the Corporation’s affairs or the Proposed Acquisition which exist as of the date hereof but which have not been disseminated to the public in accordance with applicable Canadian Securities Laws;

5.2.13	the Corporation will cause the Transfer Agent to deliver a confirmation as to the issued and outstanding Common Shares;

5.2.14	all consents, approvals, permits, authorizations or filings as may be required under Canadian Securities Laws necessary for the execution and delivery of this Agreement, the Acquisition Agreement and the Subscription Agreements, the issuance and sale of the Offered Preferred Shares and the Underlying Shares and the consummation of the transactions contemplated hereby and thereby have been made or obtained, as applicable; and

5.2.15	Canaccord Genuity shall have received favourable legal opinions addressed to Canaccord Genuity and Purchasers in form and substance satisfactory to Canaccord Genuity’s counsel acting reasonably, dated the Closing Date, regarding the Material Subsidiaries in connection with: (i) the incorporation and existence under the laws of their jurisdiction of incorporation; (ii) as to the authorized and issued share capital and the holders of the issued and outstanding shares; and (iii) the requisite corporate power under the laws of their jurisdiction of incorporation to carry on their businesses as presently carried on and to own their properties and assets.

6.	RIGHTS OF TERMINATION

6.1	Restrictions on Distribution

If (i) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order is made or issued under or pursuant to any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality (including without limitation the TSX or any securities regulatory authority), (ii) there is a change in any law, rule or regulation, or the interpretation or administration thereof, or (iii) an order shall have been made or threatened to cease or suspend trading in the Common Shares by any securities regulatory authority or similar regulatory or judicial authority or the TSX, which, in the reasonable opinion of Canaccord Genuity, operates to prevent, restrict or otherwise materially adversely affects the distribution or trading of the Offered Preferred Shares, the Underlying Shares or any other securities of the Corporation, Canaccord Genuity shall be entitled, at its sole option, in accordance with Section 6.6 of this Agreement, to terminate its obligations under this Agreement (and the obligations of the Purchasers arranged by it to purchase the Offered Preferred Shares) by written notice to that effect given to the Corporation on or prior to the Closing Time.

6.2	Acquisition Agreement Material Adverse Effect

If there shall occur, in the reasonable opinion of Canaccord Genuity, an Acquisition Agreement Material Adverse Effect, Canaccord Genuity shall be entitled, at its sole option, in accordance with Section 6.6 of this Agreement, to terminate its obligations under this Agreement (and the obligations of the Purchasers arranged by it to purchase the Offered Preferred Shares) by written notice to that effect given to the Corporation on or prior to the Closing Time.

6.3	Disaster Out

If there should develop, occur or come into effect or existence any event, action, state, or condition or any action, law or regulation, inquiry, including, without limitation, terrorism, accident or major financial, political or economic occurrence of national or international consequence, or any action, government, law, regulation, inquiry or other occurrence of any nature, which, in the reasonable opinion of Canaccord Genuity, materially adversely affects or involves, or may materially adversely affect or involve, the financial markets in Canada or the U.S. or the business, operations or affairs of the Corporation, the Target and their respective subsidiaries (on a consolidated basis), or the market price or value of the Offered Preferred Shares or the Underlying Shares, Canaccord Genuity shall be entitled, at its sole option, in accordance with Section 6.6 of this Agreement, to terminate its obligations under this Agreement (and the obligations of the Purchasers arranged by it to purchase the Offered Preferred Shares) by written notice to that effect given to the Corporation on or prior to the Closing Time.

6.4	Breach

If the Corporation is in breach of or has failed to satisfy any material term, condition or covenant of this Agreement or any representation or warranty given by the Corporation in this Agreement is false in any material respect, Canaccord Genuity shall be entitled, at its sole option, in accordance with Section 6.6 of this Agreement, to terminate its obligations under this Agreement (and the obligations of the Purchasers arranged by it to purchase the Offered Preferred Shares) by written notice to that effect given to the Corporation on or prior to the Closing Time. Canaccord Genuity may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon Canaccord Genuity only if the same is in writing and signed by it.

6.5	Termination of the Proposed Acquisition

If (i) the Corporation delivers to Canaccord Genuity notice or announces to the public that it no longer intends to complete the Proposed Acquisition prior to the Release Deadline, (ii) the Acquisition Closing Date does not occur on or before the Release Deadline or (iii) the Proposed Acquisition is terminated at any earlier time for any reason, Canaccord Genuity shall be entitled, at its sole option, in accordance with Section 6.6 of this Agreement, to terminate its obligations under this Agreement (and the obligations of the Purchasers arranged by it to purchase the Offered Preferred Shares) by written notice to that effect given to the Corporation on or prior to the Closing Time.

6.6	Exercise of Termination Rights

The rights of termination contained in Section 6 are in addition to any other rights or remedies Canaccord Genuity may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination by Canaccord Genuity, there shall be no further liability on the part of Canaccord Genuity to the Corporation or on the part of the Corporation to Canaccord Genuity except in respect of any liability which may have arisen or may arise after such termination in respect of acts or omissions prior to such termination under Section 10 of this Agreement or in respect of the Underwriter’s Expenses under Section 8 of this Agreement.

7.	STANDSTILL

The Corporation agrees not to, directly or indirectly, offer, issue, sell, grant, secure, pledge, or otherwise transfer, dispose of or monetize, or engage in any hedging transaction, or enter into any form of agreement or arrangement the consequence of which is to alter economic exposure to, or announce any intention to do so, in any manner whatsoever, any Common Shares or securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares or other equity securities of the Corporation until 90 days after the later of (i) 120 days after July 7, 2014 and (ii) the Acquisition Closing Date, unless the “Termination Time” (as defined in the Subscription

Receipt Underwriting Agreement) has occurred, in which case such covenants will terminate automatically at the Termination Time, without the prior written consent of Canaccord Genuity, except in conjunction with; (i) the grant or exercise of stock options and other similar issuances pursuant to the share incentive plan of the Corporation and other share compensation arrangements; (ii) the exercise of outstanding warrants; (iii) obligations of the Corporation in respect of existing agreements; (iv) the issuance of securities by the Corporation in connection with acquisitions in the normal course of business; (v) the issuance of Underlying Shares; or (vi) the issuance of other equity securities or securities convertible into equity securities (including Commitment Warrants and securities issuable in connection with the Common Equity Capital Raise) in connection with the Proposed Acquisition, on the terms set forth in the GSO Commitment, the BlackRock Commitment and the Subscription Receipt Underwriting Agreement, or hereunder.

8.	EXPENSES

Whether or not the Offering herein contemplated shall be completed, the Corporation shall be responsible for all reasonable expenses of the Offering, including but not limited to: fees and disbursements of accountants and auditors, technical consultants, translators and other applicable experts; all costs and expenses related to roadshows and marketing activities, printing, filing, issue, sale and distribution, stock exchange approval and other regulatory compliance; other reasonable out-of-pocket expenses of Canaccord Genuity (including, but not limited to, travel expenses in connection with due diligence and marketing activities, and fees and expenses of Canaccord Genuity’s legal counsel); including any expenses incurred prior to the date first written above and all taxes payable in respect of any of the foregoing (the “Underwriters’ Expenses”). All such fees, disbursements and expenses shall be payable by the Corporation immediately upon receiving an invoice therefor from Canaccord Genuity, or at the option of Canaccord Genuity, may be deducted from the gross proceeds of the Offering.

9.	SURVIVAL OF REPRESENTATIONS AND WARRANTIES.

All terms, warranties, representations, covenants and agreements herein contained or contained in any documents delivered pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the purchase and sale of the Offered Preferred Shares and will continue in full force and effect for the benefit of Canaccord Genuity and/or the Corporation, as the case may be, regardless of any subsequent disposition of the Offered Preferred Shares or the Underlying Shares or any investigation by or on behalf of Canaccord Genuity with respect thereto for a period ending on the later of (a) the date that is two years following the Closing Date, and (b) the latest date under Canadian Securities Laws (non-residents of Canada being deemed to be resident in the Province of Québec for such purposes) that an action may be commenced. Canaccord Genuity and/or the Corporation, as the case may be, will be entitled to rely on the representations and warranties of the other parties contained in this Agreement or delivered pursuant to this Agreement notwithstanding any investigation, which Canaccord Genuity and/or the Corporation may undertake or which may be undertaken on Canaccord Genuity’s and/or Corporation’s behalf, as the case may be.

10.	INDEMNITY

10.1	Indemnity

10.1.1	The Corporation and its Material Subsidiaries (the “Indemnitors”) hereby solidarily agree to indemnify and hold harmless Canaccord Genuity, each of its subsidiaries and affiliates and each of Canaccord Genuity’s and its subsidiaries’ and affiliates’ directors, officers, employees, partners, agents, shareholders, advisors and each other person, if any, controlling Canaccord Genuity or any of its subsidiaries, affiliates and each shareholder of Canaccord Genuity (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”), from and against any and all losses (other than loss of profits), expenses, claims (including shareholder actions, derivative or otherwise), actions, damages and liabilities, joint or several, including without limitation the aggregate amount paid in settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel (collectively, the “Losses”) that may be suffered by, imposed upon or asserted against an Indemnified Party as a result of, in respect of, connected with or arising out of any action, suit, proceeding, investigation or claim that may be made or threatened by any person or in enforcing this indemnity (collectively the “Claims”) insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the performance of professional services rendered to the Corporation or otherwise in connection with the matters referred to in this Agreement, whether performed before or after the execution of this Agreement by the Indemnitors. The Indemnitors agree to waive any right the Indemnitors may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity. The Indemnitors also agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Indemnitors or any person asserting Claims on behalf of or in right of the Indemnitors for or in connection with this Agreement (whether performed before or after the Indemnitors’ execution of this Agreement). The Indemnitors will not, without Canaccord Genuity’s prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any Claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Party is a party thereto) unless the Indemnitors have acknowledged in writing that the Indemnified Parties are entitled to be indemnified in respect of such Claim and such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by or on behalf of any Indemnified Party.

10.1.2

Promptly after receiving notice of a Claim against any Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitors, the Indemnified Party will notify the Indemnitors in writing of the particulars thereof, provided that the omission so to notify the

Indemnitors shall not relieve the Indemnitors of any liability which the Indemnitors may have to any Indemnified Party except and only to the extent that any such delay in or failure to give notice as required materially prejudices the defense of such Claim or results in any material increase in the liability which the Indemnitors have under this indemnity. The Indemnitors shall have 14 days after receipt of the notice to undertake, conduct and control, through counsel of their own choosing and at their own expense, the settlement or defense of the Claim. If an Indemnitor undertakes, conducts and controls the settlement or defense of the Claim, the relevant Indemnified Parties shall have the right to participate in the settlement or defense of the Claim.

10.1.3	The foregoing indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable has determined that such Losses to which the Indemnified Party may be subject were caused solely by the gross negligence, intentional fault or willful misconduct of the Indemnified Party.

10.1.4	The Indemnitors hereby constitute Canaccord Genuity as trustee for each of the other Indemnified Parties of the Indemnitors’ covenants under this indemnity with respect to those persons and Canaccord Genuity agrees to accept that trust and to hold and enforce those covenants on behalf of those persons.

10.1.5	The Indemnitors also solidarily agree to reimburse Canaccord Genuity for the time spent by their personnel in connection with any Claim at their normal per diem rates. Canaccord Genuity or any other Indemnified Party may retain one firm as counsel to separately represent it in the defense of a Claim, which shall be at the Indemnitors’ expense if: (i) the Indemnitors do not promptly assume the defense of the Claim and in any event no later than 14 days after receiving actual notice of the Claim; (ii) the Indemnitor agree to separate representation; or (iii) Canaccord Genuity or any other Indemnified Party is advised by counsel that there is an actual or potential conflict in the Indemnitors’ and Canaccord Genuity’s or any other Indemnified Party’s respective interests or additional defenses are available to Canaccord Genuity or any other Indemnified Party, which makes representation by the same counsel inappropriate.

10.1.6	The indemnity obligations of the Indemnitors hereunder are in addition to any liabilities which the Indemnitors may otherwise have to Canaccord Genuity or any other Indemnified Party.

10.2	Right of Indemnity in Favour of Others

With respect to any party who may be indemnified by 10.1 above and is not a party to this Agreement, Canaccord Genuity shall obtain and hold the rights and benefits of this Section 10 in trust for and on behalf of such indemnified party.

10.3	Contribution

10.3.1	In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 10 would otherwise be available in accordance with its terms but is, for any reason, unavailable to or unenforceable by Canaccord Genuity or any other Indemnified Party or enforceable otherwise than in accordance with its terms or insufficient to hold Canaccord Genuity or any Indemnified Party harmless in respect of a Claim, the Indemnitors shall solidarily contribute to all claims suffered or incurred by any Indemnified Party in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and Canaccord Genuity or any other Indemnified Party on the other hand from the issue and sale of the Offered Preferred Shares but also the relative fault of the Indemnitors, Canaccord Genuity or any other Indemnified Party as well as any relevant equitable considerations. The Indemnitors shall in any event be solidarily liable to contribute to the amount paid or payable by Canaccord Genuity or any other Indemnified Party as a result of a claim under Section 10, any amounts in excess of the Commission or any portion of such Commission actually received by Canaccord Genuity under this Agreement. Canaccord Genuity shall not in any event be liable to contribute, in the aggregate, any amounts in excess of the Commission or any portion of such Commission actually received. However, no party who has engaged in any fraud, fraudulent misrepresentation, willful misconduct or gross negligence shall be entitled to claim contribution from any person who has not engaged in such fraud, fraudulent misrepresentation, willful misconduct or gross negligence.

10.3.2	The rights to contribution provided in this Section 10.3 shall be in addition to and not in derogation of any other right to contribution which Canaccord Genuity may have by statute or otherwise at law.

10.3.3	With respect to any Indemnified Party who is not a party to this Agreement, it is the intention of the Indemnitors to constitute Canaccord Genuity as trustee for such Indemnified Party of the rights and benefits of this Section 10.3 and Canaccord Genuity agrees to accept such trust and to hold the rights and benefits of this Section 10.3 in trust for an on behalf of such Indemnified Party.

10.3.4	For greater certainty, in the event of unenforceability or unavailability of the indemnity provided for in Section 10, the Indemnitors shall not have any obligation to contribute pursuant to this Section 10.3 except to the extent the indemnity given by it in Section 10 would have been applicable to such Claim in accordance with its terms, had such indemnity been found to be enforceable and available to the Indemnified Parties.

11.	ADVERTISEMENTS

The Corporation acknowledges that Canaccord Genuity shall have the right, subject to this Agreement, at its own expense, to place such advertisement or advertisements relating to the sale of the Offered Preferred Shares contemplated herein as Canaccord Genuity may consider desirable or appropriate and as may be permitted by applicable law. The Corporation and Canaccord Genuity each agree not to make or publish any advertisement in any media whatsoever relating to, or otherwise publicise, the transaction provided for herein so as to result in any exemption from the prospectus and registration requirements of Canadian Securities Laws in any of the Selling Jurisdictions or any other jurisdiction in which the Offered Preferred Shares shall be offered or sold being unavailable in respect of the sale of the Offered Preferred Shares to prospective purchasers.

12.	UNDERWRITERS’ COMMISSION

In consideration of the services to be rendered by Canaccord Genuity in connection with the Offering, the Corporation shall pay Canaccord Genuity a cash fee (the “Commission”) equal to [*****] % with respect to the initial USD$ [*****] portion of the gross proceeds from the Offering and [*****] % with respect to the subsequent USD$ [*****] portion of the gross proceeds from the Offering. No other fee or commission is payable by the Corporation in connection with the completion of the Offering, except for the reimbursement of the Underwriter’s Expenses.

13.	ALL TERMS TO BE CONDITIONS

The Corporation agrees that the conditions contained in Section 5.2 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation and that it will use its commercial best efforts to cause all such conditions to be complied with. Any breach or failure to comply with any of the conditions set out in Section 5.2 shall entitle Canaccord Genuity to terminate its obligations hereunder, by written notice to that effect given to the Corporation at or prior to the Closing Time. It is understood that Canaccord Genuity may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of Canaccord Genuity in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on Canaccord Genuity any such waiver or extension must be in writing and signed by Canaccord Genuity.

14.	MATERIAL CHANGES DURING DISTRIBUTION

During the period from the date hereof to the Closing Date, the Corporation shall promptly notify Canaccord Genuity (and, if requested by Canaccord Genuity, confirm such notification in writing) of (i) any Material Adverse Effect, actual or contemplated; (ii) any material change in any information provided to Canaccord Genuity concerning the Corporation, the Target, the Proposed Acquisition, the Common Equity Capital Raise, the Preferred Shares, the GSO Commitment, the BlackRock Commitment or the Offering; (iii) any notice by any judicial or regulatory authority or any stock exchange requesting any information, meeting or hearing relating to the Corporation or the Offering; or (iv) any other event or state of affairs that may be material to Canaccord Genuity or the securityholders of the Corporation. During the period from the date hereof to the Closing Date, the Corporation shall promptly, and in any event, within any applicable time limitation, comply with all applicable filing and other requirements under Canadian Securities Laws as a result of such change. The Corporation shall in good faith discuss with Canaccord Genuity any fact or change in circumstances (actual, anticipated, contemplated or threatened, and financial or otherwise) which is of such a nature that there is reasonable doubt as to whether notice in writing need be given to Canaccord Genuity pursuant to this Section 14.

15.	PRESS RELEASES AND OTHER PUBLIC DOCUMENTS

The Corporation shall (i) provide Canaccord Genuity and its counsel with a reasonable opportunity to review and comment on any press release or other public communication issued by the Corporation in connection with the Proposed Acquisition and the Offering, including any materials to be mailed to shareholders of the Corporation in connection with the Meeting and the Proposed Acquisition and its financing; (ii) at Canaccord Genuity’s request include a reference to Canaccord Genuity and its role in any such release or communication, and (iii) ensure that any press release concerning the Offering complies with applicable law including U.S. securities law restrictions in respect of general solicitation, general advertising and directed selling efforts. The Corporation acknowledges that if the Offering is successfully completed, Canaccord Genuity will be permitted to publish, at its own expense, public announcements or other communications relating to its services in connection with the Offering as it considers appropriate.

16.	GENERAL

16.1	Notices

16.1.1	Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

(a)	If to the Corporation, to it at:

Amaya Gaming Group Inc.

7600 TransCanada Hwy

Pointe-Claire, QC H9R 1C8

Attention: David Baazov

Fax: (514) 744-5114

with a copy to:

Osler, Hoskin & Harcourt LLP

1000 De la Gauchetière Street West

Suite 2100

Montreal, QC H3B 4W5

Attention: Eric Levy

Fax: (514) 904-8101

(b)	If to Canaccord Genuity, to:

Canaccord Genuity Corp.

Brookfield Place

161 Bay Street, Suite 3000

Toronto, Ontario M5J 2S1

[*****]

with a copy to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Canada M5L 1B9

Attention: David Weinberger

Fax: (416) 947-0866

or to such other address as any of the parties may designate by notice given to the others.

16.1.2	Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission shall be deemed to be given and received on the first Business Day following the day on which it is sent.

16.2	Time of the Essence

Time shall, in all respects, be of the essence hereof.

16.3	Headings

The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

16.4	Singular and Plural, etc.

Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

16.5	Entire Agreement

This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings. This Agreement may be amended or modified in any respect by written instrument only. All schedules attached to this Agreement are deemed to be part hereof and are hereby incorporated by reference.

16.6	Severability

The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

16.7	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein.

16.8	Successors and Assigns

The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Corporation, Canaccord Genuity and the Purchasers and their respective executors, heirs, successors and permitted assigns; provided that, except as provided herein or in the Subscription Agreements, this Agreement shall not be assignable by any party without the written consent of the others.

16.9	Further Assurances

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

16.10	Conflict

The Corporation acknowledges that Canaccord Genuity and its affiliates carry on a range of businesses, including providing stockbroking, investment advisory, research, investment management and custodial services to clients and trading in financial products as agent or principal. It is possible that Canaccord Genuity and other entities in its group that carry on those businesses may hold long or short positions in securities of companies or other entities, which are or may be involved in the transactions contemplated in this Agreement and effect transactions in those securities for their own account or for the account of their respective clients. The Corporation agrees that these divisions and entities may hold such positions and effect such transactions without regard to the Corporation’s interests under this Agreement.

16.11	Language

The parties hereby acknowledge that they have expressly required this Agreement and all notices, statements of account and other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties reconnaissent avoir expressément demandé que la présente Convention ainsi que tout avis, tout état de compte et tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

16.12	Effective Date

This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

16.13	Fiduciary

The Corporation hereby acknowledges that Canaccord Genuity is acting solely as underwriter in connection with the purchase and sale of the Offered Preferred Shares. The Corporation further acknowledges that Canaccord Genuity is acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that Canaccord Genuity act or be responsible as a fiduciary to the Corporation, its management, shareholders or creditors or any other person in connection with any activity that Canaccord Genuity may undertake or have undertaken in furtherance of such purchase and sale of the Corporation’s securities, either before or after the date hereof. Canaccord Genuity hereby expressly disclaims any fiduciary or similar obligations to the Corporation, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Corporation hereby confirms its understanding and agreement to that effect. The Corporation and Canaccord Genuity agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by Canaccord Genuity to the Corporation regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Corporation’s securities, do not constitute advice or recommendations to the Corporation. The Corporation and Canaccord Genuity agree that Canaccord Genuity is acting as principal and not the fiduciary of the Corporation and Canaccord Genuity has not assumed, and Canaccord Genuity will not assume, any advisory responsibility in favour of the Corporation with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether Canaccord Genuity has advised or is currently advising the Corporation on other matters).

16.14	Counterparts and Facsimile

This Agreement may be executed in any number of counterparts and by facsimile, each of which so executed shall constitute an original and all of which taken together shall form one and the same agreement.

[Remainder of Page Intentionally Left Blank]

If the Corporation is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this letter where indicated below and delivering the same to Canaccord Genuity.

Yours very truly,

CANACCORD GENUITY CORP.

By:	(s) Stewart Busbridge
Name: Stewart Busbridge
Title: Managing Director

The foregoing is hereby accepted on the terms and conditions herein set forth.

DATED as of the 31st day of July, 2014.

AMAYA GAMING GROUP INC.

By:	(s) David Baazov
Name: David Baazov
Title: Chief Executive Officer

EXECUTION VERSION

The undersigned subsidiaries of the Corporation hereby intervene to this Agreement to acknowledge and agree to their solidary indemnification obligations set forth in Section 10 of this Agreement.

DATED as of the 31st day of July, 2014.

DIAMOND GAME ENTERPRISES

By:	(s) David Baazov
Name: David Baazov
Title: Director

AMAYA (ALBERTA) INC.

By:	(s) David Baazov
Name: David Baazov
Title: Director

CADILLAC JACK, INC.

By:	(s) David Baazov
Name: David Baazov
Title: Director

CRYPTOLOGIC LTD.

By:	(s) David Baazov
Name: David Baazov
Title: Director

AMAYA GAMING HOLDINGS CANADA INC.

By:	(s) David Baazov
Name: David Baazov
Title: Director

AMAYA INTERACTIVE USA CORPORATION

By:	(s) David Baazov
Name: David Baazov
Title: Director

EQUIPOS Y SOLUCIONES TECNOLOGICAS CADILLAC JACK, S. DE R.L. DE C.V.

By:	(s) David Baazov
Name: David Baazov
Title: Director

AMAYA AMERICAS CORPORATION

By:	(s) David Baazov
Name: David Baazov
Title: Director

AMAYA HOLDINGS CORPORATION

By:	(s) David Baazov
Name: David Baazov
Title: Director

SCHEDULE A

TERMS AND CONDITIONS FOR

UNITED STATES OFFERS AND SALES

This is Schedule A to the underwriting agreement (the “Underwriting Agreement”) dated July 31, 2014 between Amaya Gaming Group Inc., on the first part, and Canaccord Genuity Corp., on the second part. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Underwriting Agreement and the following terms shall have the meanings indicated:

Directed Selling Efforts	means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule A, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Preferred Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of such securities;

Foreign Issuer	means a “foreign issuer” as that term is defined in Rule 902(e) of Regulation S;

General Solicitation or General Advertising	means “general solicitation” or “general advertising”, as used under Rule 502(c) under the U.S. Securities Act, including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television or the internet, or telecommunications, including electronic display, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

Offshore Transaction	means “offshore transaction” as that term is defined in Rule 902(h) of Regulation S;

Qualified Institutional Buyer	means “qualified institutional buyer” as that term is defined in Rule 144A(a)(1)(i) under the U.S. Securities Act;

Regulation D	means Regulation D under the U.S. Securities Act;

Regulation S	means Regulation S under the U.S. Securities Act;

SEC	means the United States Securities and Exchange Commission;

Substantial U.S. Market Interest	means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S;

Substituted Purchasers	means Qualified Institutional Buyers designated by Canaccord Genuity to purchase Offered Preferred Shares directly from the Corporation in the United States as substituted purchasers;

United States	means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

U.S. Affiliate	means Canaccord Genuity Inc.;

U.S. Exchange Act	means the United States Securities Exchange Act of 1934, as amended; and

U.S. Securities Act	means the United States Securities Act of 1933, as amended.

U.S. Subscription Agreement	means the agreement to be entered into between the Corporation and each purchaser of Offered Preferred Shares in the United States, in the form agreed to by the Corporation and Canaccord Genuity.

Representations, Warranties and Covenants of Canaccord Genuity

Canaccord Genuity and the U.S. Affiliate separately (and for greater certainty, not solidarily within the meaning of the Civil Code of Québec) acknowledge that the Offered Preferred Shares and the Underlying Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and the Offered Preferred Shares may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws. Accordingly, Canaccord Genuity and the U.S. Affiliate separately (and for greater certainty, not solidarily within the meaning of the Civil Code of Québec) represents, warrants and covenants to the Corporation that:

1.

It has not offered and arranged the sale of, and will not offer and arrange the sale of, any Offered Preferred Shares as part of its distribution except (a) in an offshore transaction in accordance with Rule 903 of Regulation S, or (b) in the United States to Qualified Institutional Buyers purchasing Offered Preferred Shares directly from the Corporation as Substituted Purchasers pursuant to the exemption from the registration requirements under the U.S. Securities Act provided by Rule 506 of Regulation D and similar exemptions under applicable state securities laws, and as provided in paragraphs 2 through 12 below. Neither it nor any person acting on its behalf (i) other than as permitted in paragraphs 2 through 13 below has made or will make any offer to sell or any solicitation of an offer to buy Offered Preferred Shares to any person in the United States; (ii) has otherwise facilitated or will facilitate any sale of Offered Preferred Shares to any purchaser unless at the time the buy order was or will have been originated, the purchaser was outside the United States or it or any person acting on its behalf reasonably believed that such purchaser was outside the United States; or (iii) has engaged or will engage in any Directed Selling Efforts in the United States with respect to the offer and sale of the Offered Preferred Shares.

2.	It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Preferred Shares, except with the U.S. Affiliate.

3.	All offers and arranged sales of the Offered Preferred Shares in the United States have been and will be made or arranged through the U.S. Affiliate, which on the date of such offers and arranged sales was and will be (a) duly registered as a broker or dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempt) and (b) a member of and in good standing with the Financial Industry Regulatory Authority Inc. and in compliance with all applicable federal and state requirements governing the registration and conduct of broker-dealers.

4.	Offers and arranged sales of Offered Preferred Shares in the United States have not and will not be made by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

5.	Offers to sell and solicitations of offers to buy the Offered Preferred Shares in the United States have and will be made in a manner consistent with Rule 506 of Regulation D to persons with whom Canaccord Genuity or the U.S. Affiliate has a pre-existing relationship and who are or are reasonably believed by them to be Qualified Institutional Buyers.

6.	Prior to the completion of any sale of Offered Preferred Shares in the United States, each purchaser thereof will be required to execute and deliver to Canaccord Genuity a U.S. Subscription Agreement.

7.	All purchasers of the Offered Preferred Shares that are in the United States will be informed that the Offered Preferred Shares and the Underlying Shares have not been and will not be registered under the U.S. Securities Act or applicable state securities laws and the Offered Preferred Shares are being sold to them without registration under the U.S. Securities Act in reliance on the exemption from registration provided by Rule 506 of Regulation D and similar exemptions under applicable state securities laws.

8.	On the Closing Date, Canaccord Genuity and the U.S. Affiliate will provide to the Corporation a certificate, in the form of Annex I to this Schedule A, relating to the manner of the offer and sale of the Offered Preferred Shares in the United States or will be deemed to have represented that neither it nor the U.S. Affiliate offered or arranged for the sale of Offered Preferred Shares in the United States.

9.	None of Canaccord Genuity, the U.S. Affiliate, their respective affiliates or any person acting on their behalf (other than the Corporation, its affiliates and any person acting on their behalf, as to which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act, in connection with the offer and sale of the Offered Preferred Shares.

10.	Each offeree of Offered Preferred Shares in the United States has been or will be provided with a copy of the U.S. Subscription Agreement and no other written material had been or will be used in connection with the offer and sale of the Offered Preferred Shares in the United States.

11.	With respect to Offered Preferred Shares to be offered and sold in reliance on Rule 506 of Regulation D, none of Canaccord Genuity, the U.S. Affiliate, nor any of their respective directors, executive officers, other officers participating in the Offering, general partners or managing members, or any of the respective directors, executive officers or other officers participating in the Offering of any such general partner or managing member (each, an “Underwriter Covered Person” and, together, “Underwriter Covered Persons”), is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under Regulation D (a “Disqualification Event”), except for a Disqualification Event (i) contemplated by Rule 506(d)(2) of Regulation D and (ii) a description of which has been furnished in writing to the Corporation prior to the date hereof.

12.	None of Canaccord Genuity nor the U.S. Affiliate are aware of any person (other than any Corporation Covered Person (as defined below) or Underwriter Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Offered Preferred Shares pursuant to Rule 506 of Regulation D. Canaccord Genuity will notify the Corporation, prior to the Closing Date of any agreement entered into between Canaccord Genuity and such person in connection with such sale.

13.	Canaccord Genuity will notify the Corporation in writing, prior to the Closing Date of (i) any Disqualification Event relating to any Underwriter Covered Person not previously disclosed to the Corporation in accordance with Section 11 of this Schedule A and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Underwriter Covered Person.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees that:

1.	The Corporation is a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest in the Offered Preferred Shares or the Underlying Shares.

2.	The Corporation is not, and as a result of the sale of the Offered Preferred Shares contemplated hereby will not be, an “investment company” registered or required to be registered under the Investment Company Act of 1940, as amended.

3.	Neither the Corporation nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D concerning the filing of a notice of sales on Form D.

4.	None of the Corporation, its affiliates, or any person acting on its or their behalf (other than Canaccord Genuity, the U.S. Affiliate or any person acting on their behalf, as to which no representation is made), has made or will make (A) except with respect to offers and sales to Qualified Institutional Buyers purchasing Offered Preferred Shares directly from the Corporation as Substituted Purchasers in reliance upon an exemption from registration under the U.S. Securities Act provided by Rule 506 of Regulation D in accordance with the provisions set forth herein, any offer to sell, or any solicitation of an offer to buy, any Offered Preferred Shares to any person in the United States, or (B) any offer to sell or any solicitation of an offer to buy Offered Preferred Shares unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States or, (ii) the Corporation, its affiliates, and any person acting on their behalf reasonably believes that the purchaser is outside the United States.

5.	None of the Corporation, its affiliates, or any person acting on its or their behalf (other than Canaccord Genuity, the U.S. Affiliate or any person acting on their behalf, as to which no representation is made) has made or will make any Directed Selling Efforts, or has taken or will take any action that would cause the exemption afforded by Rule 506 of Regulation D or Regulation S to be unavailable for offers and sales of the Offered Preferred Shares, pursuant to this Agreement.

6.	None of the Corporation, any of its affiliates or any person acting on its or their behalf (other than Canaccord Genuity, the U.S. Affiliate or any person acting on their behalf, as to which no representation is made) have engaged or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Offered Preferred Shares in the United States or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

7.	The Corporation has not, for a period of six months prior to the commencement of the Offering hereof sold, offered for sale or solicited any offer to buy any of its securities, and will not do so for a period of six months following the completion of the Offering, in the United States in a manner that would be “integrated” with the Offering and that would cause the exemption from registration afforded by Rule 506 of Regulation D or the exclusion from registration provided by Regulation S to be unavailable for offers and sales of the Offered Preferred Shares pursuant to this Agreement.

8.	None of the Corporation, its affiliates, or any person acting on its or their behalf (other than Canaccord Geunity, the U.S. Affiliate and any person acting on their behalf, as to which no representation is made) has taken or will take, directly or indirectly, any action that would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Preferred Shares.

9.	With respect to Offered Preferred Shares to be offered and sold in reliance on Rule 506 of Regulation D, none of the Corporation, any of its predecessors, any affiliated issuer, any director, executive officer, other officer participating in the Offering, general manager, partner or managing member of the Corporation, any “beneficial owner” (as that term is defined in Rule 13d-3 under the U.S. Exchange Act) of 20% or more of the Corporation’s outstanding voting equity securities, calculated on the basis of voting power, nor any “promoter” (as that term is defined in Rule 405 under the U.S. Securities Act) connected with the Corporation in any capacity at the time of sale (each, a “Corporation Covered Person” and, together, “Corporation Covered Persons”), is subject to any Disqualification Event except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) of Regulation D. The Corporation has complied with its disclosure obligations under Rule 506(e), and has furnished to Canaccord Genuity a copy of any disclosures provided thereunder.

10.	The Corporation is not aware of any person (other than any Corporation Covered Person or Underwriter Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of the Offered Preferred Shares. The Corporation will notify Canaccord Genuity, prior to the Closing Date of any agreement entered into between the Corporation and such person in connection with such sale.

11.	The Corporation will notify Canaccord Genuity in writing, prior to the Closing Date of (i) any Disqualification Event relating to any Corporation Covered Person and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Corporation Covered Person.

APPENDIX I TO SCHEDULE A

UNDERWRITER’S CERTIFICATE

In connection with the private placement in the United States of Preferred Shares (the “Offered Preferred Shares”) of Amaya Gaming Group Inc. (the “Corporation”) pursuant to the underwriting agreement dated July 31, 2014 among the Corporation and Canaccord Genuity (the “Underwriting Agreement”), the undersigned does hereby certify as follows:

(Unless otherwise defined herein, terms used in this exhibit that are defined in the Underwriting Agreement shall have the same meaning herein as in the Underwriting Agreement (including Schedule A thereto)).

(a)	all offers and sales of the Offered Preferred Shares in the United States were effected and arranged through the undersigned U.S. Affiliate which is, and was at the time of such offer and arranged sale (i) a duly registered broker dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer is made (unless exempted from the respective state’s broker-dealer registration requirements) and (ii) a member of and in good standing with the Financial Industry Regulatory Authority, Inc.;

(b)	all offers and arranged sales of Offered Preferred Shares in the United States have been effected in accordance with all applicable United States federal and state broker-dealer requirements;

(c)	immediately prior to contacting any offeree in the United States we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer and, on the date hereof, we continue to believe that each such person purchasing Offered Preferred Shares from the Corporation as a Substituted Purchaser is a Qualified Institutional Buyer;

(d)	no form of General Solicitation or General Advertising was used by us in connection with the offer or sale of the Offered Preferred Shares in the United States;

(e)	none of us has taken any action that would constitute a violation of Regulation M under the U.S. Exchange Act with respect to the Offering;

(f)	each offeree was provided, prior to the time of such offeree’s purchase of any Offered Preferred Shares from the Corporation, with a copy of the U.S. Subscription Agreement and none of us has used or will use any written material other than the Subscription Agreement;

(g)	the offering of the Offered Preferred Shares in the United States has been conducted by us through the U.S. Affiliate in accordance with the terms of the Underwriting Agreement, including Schedule A thereto; and

(h)	prior to any arranged sale of Offered Preferred Shares in the United States, we obtained properly completed and executed U.S. Subscription Agreements from all Purchasers therein.

Dated this day        of             , 2014.

CANACCORD GENUITY INC.

By:
Name:
Title:

SCHEDULE B

CONVERTIBLE SECURITIES

This is Schedule B to the underwriting agreement (the “Underwriting Agreement”) dated July 31, 2014 between Amaya Gaming Group Inc., on the first part, and Canaccord Genuity Corp., on the second part. All amounts are in Canadian dollars, except where otherwise indicated.

WARRANTS

Number	Exercise Price	Expiry Date
673,300	$3.00	April 30, 2015
862,280	$6.25	January 31, 2016
4,000,000	$19.17	May 15, 2024

STOCK OPTIONS

Number of shares authorized to be issued under the plan	Number of issued and outstanding options
9,300,000	5,485,955

On April 29, 2010, the Corporation entered into a subordinated debt agreement with Capital Régional et Coopératif Desjardins (“Desjardins”) in the amount of $3,000,000 (the “Loan Agreement”) which will be disbursed in two tranches of $1,500,000, each subject to the satisfaction of the conditions set forth in the Loan Agreement. The subordinated debt is repayable in equal monthly instalments over a five year period. The loan bears interest at the annual rate of 14% plus an additional interest representing 1% of yearly gross sales of the Corporation for the first $25,000,000 of sales and an additional 0.20% for sales over $25,000,000. The subordinated debt is convertible into voting and participating shares of the Corporation on an event of default by the Corporation at the discretion of Desjardins on the terms set forth in the Loan Agreement. As amended on June 22, 2010, in the event Desjardins exercises the conversion privilege as a result of an event of default, the conversion is based on the greater of (i) the book value of the Common Shares of the Corporation on the basis of the most recent audited consolidated financial statements or, at Desjardins’ sole discretion, the most recent unaudited consolidated quarterly financial statements of the Corporation, provided that such book value shall not be less than one cent per Common Share, and (ii) the minimum price authorized by the applicable rules. The first tranche was disbursed on April 30, 2010 and the second tranche will be disbursed once certain conditions of the Loan Agreement have been met.

Under the terms of the subordinated debt agreement with the lender, the Corporation is required amongst other conditions, to maintain at all times certain ratios.

On May 15, 2014, the Corporation’s wholly-owned subsidiary, Cadillac Jack, Inc. (“Cadillac Jack”) obtained credited facilities from FS Investment Corporation and FS Investment Corporation II for the purpose of financing working capital expenses and general corporate purposes of the Corporation and its subsidiaries (the “Credit Facilities”). The Credit Facilities provide for (i) an incremental US$80 million term loan to Cadillac Jack’s existing US$160 million senior term loan, and (ii) a mezzanine debt in the form of a subordinated term loan in the aggregate principal amount of US$100 million (the “Mezzanine Facility”). In connection with the Mezzanine Facility, the Corporation granted 4 million common share purchase warrants to the lenders. Each warrant entitles the holders thereof to acquire one common share of the Corporation at a price per common share equal to $19.17 at any time up to a period ending 10 years after the closing date.

In connection with the financing of the Proposed Acquisition, up to US$1,050,000,000 of Preferred Shares, up to US$55,000,000 Common Shares issued as part of the Common Equity Capital Raise and up to 12,750,000 Commitment Warrants may be issued by the Corporation.

SCHEDULE C

PREFERRED SHARE PROVISIONS

(See articles of amendment)

SCHEDULE D

OPINIONS

[INTENTIONALLY DELETED]

SCHEDULE E

SUBSIDIARIES

•	Reliance Management holds one share in each of the following companies:

•	Wagerlogic Casino Software Limited

•	Wagerlogic Malta Software Limited

•	Cryptologic Malta Limited

•	All of the shares of Cadillac Jack, Inc. and 65% of the interest of Cadillac Jack, Inc. in its subsidiaries Equipos y Soluciones Tecnologicos Cadillac Jack de México, S. de R.L. de C.V., Commercializadera de Juegos Cadillac Jack de México, S. de R.L. de C.V., Operadora de Juegos Cadillac Jack de México, S. de R.L. de C.V., and Servicios Administrativos Cadillac Jack de México, S. de R.L. de C.V., have been pledged to Wilmington Trust, National Association (in its capacity as collateral agent for its benefit and for the benefit of certain other secured parties).